東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

05010734

17th August, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 16th August, 2005.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

ANNOUNCEMENT PURSUANT TO RULE 13.18 OF THE LISTING RULES

On 16 August 2005, several wholly-owned subsidiaries of ONFEM Holdings Limited accepted the offers from a bank for the grant of various general banking facilities. This announcement is made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

FACILITIES

On 16 August 2005, ONFEM Finance Limited ("**OFL**"), Enful Engineering Limited ("**EEL**"), Jaeger Oil & Chemical Company Limited ("**JOC**") and Virtyre Limited ("**Virtyre**"), all being wholly-owned subsidiaries of ONFEM Holdings Limited (the "**Company**"), accepted the offers from a bank for the grant of various general banking facilities to the extent of an aggregate amount of approximately HK$156 million (the "**Facilities**") pursuant to the facility letters all dated 28 July 2005 (the "**Facility Letters**") and issued to OFL, EEL, JOC and Virtyre respectively.

The Facilities are secured, inter alia, by a corporate guarantee given by the Company and four separate legal charges and a rental assignment on an investment property held by Virtyre. The Facilities have no specific date of expiry.

SPECIFIC PERFORMANCE OBLIGATION OF THE CONTROLLING SHAREHOLDER OF THE COMPANY

As one of the conditions of the Facilities, China Minmetals Corporation shall, directly or indirectly, maintain its major shareholding (not defined in the Facility Letters) in the Company during the life of the Facilities. A breach of the above condition will constitute an event of default and as a result, the Facilities will become immediately due and repayable.

As at the date of this announcement, China Minmetals Corporation indirectly owns 416,585,852 shares of the Company, representing approximately 53.95% of the issued share capital of the Company.

The disclosure of the aforesaid specific performance obligation made pursuant to Rule 13.18 of the Listing Rules will be included in the subsequent interim and annual reports of the Company for so long as such obligation continues to exist.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 16 August 2005

As at the date of this announcement, the board of directors of the Company comprises eight directors, of which five are executive directors, namely Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

SEC FILE NO. 82-3735

香港商報 2005年8月17日 星期三 A8

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED

東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

根據上市規則第13.18條之公佈

於二零零五年八月十六日，東方有色集團有限公司之數間全資附屬公司接納一家銀行有關授出各項一般銀行融資之要約。本公佈乃根據香港聯合交易所有限公司證券上市規則第13.18條而作出。

本公佈乃根據香港聯合交易所有限公司證券上市規則(「**上市規則**」)第13.18條而作出。

銀行融資

於二零零五年八月十六日，ONFEM Finance Limited(「**OFL**」)、銀豐工程有限公司(「**銀豐工程**」)、積架石油化工有限公司(「**積架**」)及Virtyre Limited(「**Virtyre**」)(其均為東方有色集團有限公司(「**本公司**」)之全資附屬公司)接納一家銀行根據日期均為二零零五年七月二十八日分別發給OFL、銀豐工程、積架及Virtyre之融資函件(「**該等融資函件**」)有關授出額度總數約為156,000,000港元之各項一般銀行融資(「**該等銀行融資**」)之要約。

該等銀行融資乃(其中包括)由本公司提供之企業擔保函及由Virtyre以其持有之投資物業提供之四份按揭及租金轉讓作擔保。該等銀行融資並無特定期限。

本公司控股股東須履行之特定責任

作為提供該等銀行融資之其中一項條件，中國五礦集團公司必須於該等銀行融資有效期間(直接或間接)保持作為本公司主要股東(未有於該等融資函件內界定)之身份。違反上述條件將構成違約事件，並會導致該等銀行融資即時到期及需要即時償還該等銀行融資。

於本公佈之日期，中國五礦集團公司間接持有本公司股份416,585,852股，佔本公司已發行股份約53.95%。

倘上述特定責任繼續存在，本公司將會於其後刊發之中期報告及年度報告內刊載根據上市規則第13.18條而作出有關履行該特定責任之披露。

承董事會命
董事總經理
王幸東

香港，二零零五年八月十六日

於本公佈之日期，本公司之董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濤先生、馬紹援先生及譚惠珠女士。

* *僅供識別*